FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of August 2003
                                 12 August 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Final Results released on 12 August 2003

                                                                  12 August 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                    Results for the year ended 30 June 2003



-  Net DTH subscriber growth of 133,000 in the quarter to 6.8 million

-  Total revenue increases by 15% to GBP3,186 million

-  DTH revenue increases by 21% to GBP2,341 million

-  Advertising revenue increases by 13% to GBP284 million

- Operating profit before goodwill and exceptional items increases by 94% to GBP371 million

-  Net operating cash inflow increases by 166% to GBP664 million

-  Profit before tax, goodwill and exceptional items of GBP260 million

- Earnings before goodwill and exceptional items increases to 10.5 pence per share


Tony Ball, Chief Executive of British Sky Broadcasting Group plc, said:

"Over the last five years Sky has grown significantly, doubling its revenues and almost doubling its DTH subscriber base. We are highly confident of reaching our 7 million subscriber target by the end of 2003 and, with only half of households signed up to digital television, there is still plenty of growth potential in the UK. We will continue to focus on sustainable improvements in our operating margin."



Enquiries:

Analysts/Investors:

Neil Chugani                                     Tel:   020 7705 3837
Andrew Griffith                                  Tel:   020 7705 3118

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                                    Tel:   020 7705 3267
Robert Fraser                                    Tel:   020 7705 3036

E-mail: corporate.communications@bskyb.com


Portland:

Tim Allan                                        Tel:   020 7404 5344



There will be a presentation to analysts and investors at 10.00 a.m. (BST) today at The Gibson Hall, 13 Bishopsgate, London, EC2M 4QB and to press at 11.30 a.m. at the same venue.

A conference call for US analysts will be held at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from John Sutton at Taylor Rafferty on +1 212 889 4350.

A live webcast of the presentation to analysts, together with this press release, will be available today on Sky's corporate website, which may be found at www.sky.com/corporate. Interviews with Tony Ball, CEO and Martin Stewart, CFO in video/audio and text will be available from 7.00 a.m. today at www.sky.com/ corporate and at www.cantos.com.


OVERVIEW

Total revenue for the twelve months ending 30 June 2003 ("the year") exceeded GBP3 billion for the first time, an increase of 15% over the year to 30 June 2002 (" the comparable period") to GBP3,186 million. Total operating costs before goodwill and exceptional items increased by 9% to GBP2,815 million generating an operating profit margin before goodwill and exceptionals of 12% (2002: 7%). Sky continues to benefit from strong operational gearing; operating profit before goodwill and exceptional items increased by 94% over the comparable period to GBP371 million. Profit after tax was GBP190 million, the Group's first full year of positive earnings since the launch of Sky digital. Since net debt peaked at 31 December 2001 at GBP1,833 million, the Group has reduced its net debt by GBP728 million, to end the period at GBP1,105 million.


OPERATING REVIEW

At 30 June 2003, the number of direct-to-home ("DTH") satellite subscribers in the UK and Ireland was 6,845,000 representing a net increase of 133,000 in the three months to June 2003 ("the quarter") and an increase of 744,000 in the year. Sky remains highly confident of achieving its target of 7 million subscribers by the end of calendar year 2003.

As a result of the continued growth in the number of DTH subscribers and the launch of the digital terrestrial free-to-air service, Freeview, in October 2002, the total number of UK and Ireland households receiving one or more of Sky's channels increased by 2.0 million to a record 12.2 million in the year.

DTH churn for the year stands at 9.4%, a reduction of over one percentage point on the comparable period. Churn has now been below 10% for four consecutive quarters.

The annualised average revenue per DTH subscriber ("ARPU") at 30 June 2003 was GBP366. The increase of 5% over the comparable period reflected the change in Sky's UK retail prices which was effective from 1 January 2003, along with increased contributions from products such as Sky+ and the Extra Digibox and higher usage of interactive services.

At 30 June 2003, there were 105,000 subscribers to Sky+ representing an increase of 77,000 in the year, successfully achieving Sky's target of having 100,000 subscribers by 30 June 2003. Sky+ enhances Sky's reputation for innovation and continues to lead the growing Personal Video Recorder ("PVR") category in the UK. The early evidence is that Sky+ customers demonstrate encouraging levels of customer loyalty and a high propensity to subscribe to top-tier packages. In addition, at 30 June 2003, there were 165,000 subscribers to the Extra Digibox representing 111,000 net additions during the year. Approximately 57% of Sky+ subscribers are also Extra Digibox subscribers.

Sky digital continues to offer the widest choice in multichannel television in the UK and Ireland. At 30 June 2003, there were over 395 channels available via digital satellite, including over 120 channels retailed by Sky, around 160 free TV and radio channels, and over 85 pay-per-view channels.

Sky's own channels have recently increased their potential reach. Under the terms of an arrangement recently agreed with NTL, Sky One, Sky News and Sky Sports News will continue to be carried on NTL's digital cable network, for a further three and a half years. An additional six Sky channels, including Sky One Mix, Sky Travel, Sky Travel Extra and the recently launched channels from Sky Music (The Amp, Flaunt and Scuzz), will be distributed on NTL's cable network for the first time.

Sky concluded a new 5-year agreement with the BBC in June 2003 ensuring that all of the BBC's channels, including all regional variations, will be listed on Sky's Electronic Programme Guide ("EPG"). The BBC channels are unencrypted but the BBC has secured a regionalisation service using Sky's conditional access technology to ensure that Sky subscribers will continue to receive their appropriate national and regional variation of BBC One and BBC Two. Sky also announced the renewal for five years of its conditional access agreement with Channel Five.


Programming

As multichannel penetration continued to rise, the viewing share of Sky channels across all UK television homes grew to 6.4% for the year compared to 6.1% in the previous year.

Sky News continues to be the leading 24-hour news channel within multichannel homes, beating the viewing share of BBC News 24 and the ITV News channel combined. Industry recognition has continued with a second British Academy award and the Royal Television Society News Channel of the Year award for the second year running, underlining Sky News' reputation as the home of breaking news. Over 15 million individuals watched Sky News in the quarter.

Sky One continues to lead audience delivery amongst the key 16-34 year old demographic. The combined viewing share of 16-34 year olds within multichannel homes of Sky One and Sky One Mix was 5% in the quarter, some 23% higher than that of Channel Five. Sky One combines a commitment to commissioning and developing factual entertainment programmes with a growing reputation for fast turn-around documentaries such as 'Michael Jackson: The Untold Story'.

Sky Sports had another strong year. Its viewing share across UK homes grew by 13% on the comparable period and programming was increased across its five dedicated channels. Memorable moments during the year included Europe's dramatic Ryder Cup victory at The Belfry, the England Rugby Union team's record-breaking run of victories against the Southern Hemisphere sides in both the Autumn Internationals and Summer Tour, and the Cricket World Cup. The live Premiership match between Arsenal and Manchester United in April attracted Sky's highest audience for five years with an in-home peak of 3.8 million viewers. On the final day of the Premiership season Sky Sports' three live matches attracted the highest ever final day audience and over the entire FA Premier League season, average audiences were up 17% on the prior year.

Over the past twelve months Sky has secured three significant football rights agreements. In September 2002, Sky won the rights to cover live UEFA Champions League football for the first time, and from September 2003 will show exclusive live coverage of all Wednesday matches in the UK and up to six live ties on Tuesday nights. Sky has also recently announced that it will share the rights with the BBC to broadcast the Football Association's key properties in a new four-year agreement commencing at the start of the 2004/05 season. The new contract has yielded a significant cost saving compared to the existing contract. Finally, on 8 August 2003, it was announced that Sky had successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. This new agreement offers our subscribers unparalleled coverage of Premier League football with more games available for live broadcast than ever before. The total cost of the new agreement for the four UK live packages is GBP1,024 million over three years.

Sky Movies' share of viewing for the year within multichannel homes was 3.6% with Saturday Premieres continuing to perform strongly. From June 2003 there has been a shift in emphasis in movie scheduling away from weekday slots and towards the weekend line-ups. A record number of megahits were broadcast this year, almost triple the number shown five years ago. Sky's innovative use of multiplexes to allow a film to be shown at multiple start times on the same day has proved to be very popular generating 1.8 million viewers for "Jurassic Park III" and 1.3 million viewers for "Harry Potter and the Philosopher's Stone". The same approach will be used for future selected blockbuster premieres.


FINANCIAL REVIEW

Turnover

Total revenue for the year grew by 15% to GBP3,186 million driven by further strong DTH revenue growth and continued growth in advertising and interactive revenues.

DTH revenue, which now accounts for 74% of total turnover (2002: 69%), grew by 21% to GBP2,341 million for the year. This growth reflects the 14% increase in the average number of DTH subscribers and an increase in the non-interactive component of ARPU, largely driven by the change to Sky's UK retail prices in January 2003, but also by the introduction of new products such as Sky+ and the Extra Digibox.

Cable revenues, which account for 6% of total revenue, fell by 11% on the comparable period with the number of UK cable homes and the average number of premium channels taken by each cable subscriber falling. Sky announced on 23 June 2003 that it had concluded an agreement for the supply of nine basic Sky channels to NTL, effective until the end of 2006.

The termination of ITV Digital's DTT operation on 30 April 2002 has resulted in a one-off reduction in total wholesale revenue of around 19%.

Sky's advertising revenue continued to outperform the market with a 13% increase on the comparable period to GBP284 million, principally reflecting the benefit from strong share deals negotiated with advertising agencies for calendar year 2003, and strong growth in Sky's overall subscriber base. Sky currently expects this above-market growth to continue for at least the remainder of the calendar year.

Interactive applications continue to contribute to Sky's revenue growth with total interactive revenue increasing by 17% to GBP218 million, of which GBP117 million related to Sky Bet, Sky's wholly owned bookmaker. The increase in betting revenue was driven by a threefold increase over the comparable period in the total volume of bets placed to over 15 million, of which 12 million were interactive television bets. Sky Active revenue amounted to GBP101 million, increasing by 11% on the comparable period. The increase was principally due to the success of interactive advertising and Sky Buy. Interactive advertising is demonstrating strong potential with revenue increasing 54% on the comparable period.

Other revenue for the year increased by 8% to GBP141 million, primarily due to hardware-related revenue on the sale of Sky+ and Extra Digiboxes.


Programming costs

Programming costs increased by 11% to GBP1,604 million, principally as a result of contractual increases in sports costs and volume-related increases in movie and third party channel costs.

Sports costs, which represent 45% of total programming spend, increased by GBP60 million to GBP723 million. This was principally driven by contractual increases in rights costs and the costs of non-annual events such as the Ryder Cup and the Cricket World Cup. Contractual increases were partly offset by savings achieved by the decisions made not to renew agreements to broadcast UEFA Cup and Scottish Premier League football, and Six Nations Rugby.

An increase in movie costs of GBP37 million to GBP397 million reflected the increase in the average number of movie subscribers, around a 30% increase in the number of output titles qualifying as megahits over the comparable period, and contractual increases. The increase was offset by savings resulting from the continued weakness of the US dollar.

DTH distribution fees paid to third party channels rose by GBP54 million to GBP351 million, due to the increased number of subscribers, contractual per-subscriber fee increases and small changes to the channel line-up. These increases were partly offset by savings generated by the renewal, on improved terms, of contracts with Flextech and UKTV (five-year agreements from January
2002), Sci-Fi (a two-year extendable agreement from November 2002) and Cartoon Network (a five-year agreement from January 2003). In all cases, savings of at least 15% on the pence per-subscriber cost of channel carriage were achieved.

Entertainment programming costs increased by GBP9 million to GBP94 million principally due to the scheduling of new acquired programming and the launch of four new Sky channels during the year (Sky One Mix, Flaunt, The Amp and Scuzz). Operating costs of Sky News rose by GBP5 million to GBP39 million driven predominantly by the additional costs of coverage of the conflict in Iraq.


Other operating costs

Transmission and related costs before exceptional items decreased by GBP4 million to GBP143 million, mainly due to reductions in technical operations costs.

Marketing costs at GBP401 million declined by GBP16 million on the comparable period despite broadly the same number of digital installations. The subscriber acquisition cost ("SAC") was GBP207 representing a reduction of GBP27 on the comparable period. The reduction was due to the combination of reduced hardware costs, an increase in install revenues and a greater proportion of direct acquisitions.

Subscriber management costs increased by GBP33 million to GBP324 million. Subscriber management costs comprise two main activities: customer relationship management ("CRM") costs associated with managing the existing subscriber base; and supply chain costs relating to systems and infrastructure and the hardware costs of new products purchased by subscribers such as Sky+ and Extra Digiboxes. As a result of customer contact centre efficiencies and lower incoming call volumes, CRM costs per subscriber have fallen by 15%, leading to an absolute cost reduction of 3% over the comparable period to GBP148 million. Supply chain costs increased by 28% over the comparable period to GBP176 million reflecting the growth in the number of Sky+ and Extra Digiboxes and costs associated with the smartcard swap-out as part of stringent on-going anti-piracy measures.

Administration costs before goodwill and exceptional items increased by GBP33 million to GBP236 million, including increases in insurance costs, and disaster recovery planning costs.

Betting costs increased by GBP20 million to GBP108 million directly as a result of the continued strong growth in betting revenues.

Earnings before interest, tax, depreciation and amortisation before exceptional items ("EBITDA") for the year increased by 72% to GBP469 million.


Goodwill

Goodwill amortisation increased by GBP3 million on the comparable period to GBP122 million. This increase was largely due to a GBP5 million provision against goodwill which originally arose on the acquisition of Opta Index Limited ("Opta "). This provision was made as a result of the Group's announcement in December 2002 that it would close Opta and the carrying value of this goodwill has been reduced to nil. The Group is currently in negotiations to sell or license some or all of Opta's assets to a third party.


Exceptional items

During the comparable period, the Group made an exceptional operating provision of GBP22 million against the wholesale revenues that it was owed by ITV Digital. During the quarter, the Group received a payment amounting to GBP5 million of this debt generating a credit to the profit and loss account. This operating exceptional item has been included within operating profit.

As reported at the interim results for the financial year 2002/03, the Group has also made a provision against some of its minority equity investments. This has led to a net non-cash exceptional charge of GBP15 million, which is accounted for below operating profit.

The Group recognised an exceptional deferred tax credit of GBP123 million during the year. This is explained in more detail in the Taxation section below.


Joint Ventures

The Group's share of net operating profits in joint ventures increased to GBP3 million in the period, an increase of GBP80 million on the comparable period, principally reflecting the cessation of equity accounting for the Group's share of losses incurred by KirchPayTV from 8 February 2002.


Taxation

The net tax credit for the period includes a current pre-exceptional tax charge of GBP85 million and a deferred tax credit of GBP3 million (which is included within the total GBP28 million non-exceptional deferred tax credit) due to the Group generating profits chargeable to corporation tax in this fiscal year. Before the effect of goodwill, joint ventures and exceptional items this results in an underlying effective rate of 31%, slightly higher than the UK statutory rate due to a number of standard disallowable items.

As a result of the significant investment made in digital, and the resultant losses incurred, the Group has accumulated significant tax losses within different Group companies.

Under the UK Accounting Standard 'FRS19', a deferred tax asset in respect of these tax losses may only be recognised in the Group's balance sheet at the point when it is 'more likely than not' that there will be sufficient future taxable profits to offset the tax losses thereby being capitalised.

As the Group's and individual entities' profitability has continued to rise it has become increasingly possible to satisfy the requirements of FRS19. As reported with the first half results, during the six months ended 31 December 2002, the Group recognised a GBP40 million deferred tax asset, principally as a result of the forecast future profitability of one of the Group's trading subsidiaries.

Subsequently, following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, the Directors have been able to conclude that the required FRS19 conditions have also now been satisfied, in respect of other tax losses in the Group, permitting the Group to recognise a further deferred tax asset of GBP123 million, which has been treated as an exceptional credit due its size. This brings the total deferred tax asset recognised within the year to GBP151 million, net of utilisation and an adjustment arising from the prior period. Following this recognition, the Group has no further significant unrecognised UK losses, and therefore over the long-term, the Group's ongoing UK tax charge in the profit and loss account is expected to continue at a rate of around 31%.

After the GBP85 million current pre-exceptional tax charge for the period, the GBP151 million deferred tax credit, the tax charge on exceptional items (GBP1 million) and Sky's share of joint ventures' tax (GBP2 million), the net tax credit for the period was GBP63 million.

During the period, GBP45 million of Advanced Corporation Tax (ACT) brought forward was utilised to reduce the Group's cash tax liability.


Earnings

The Group has recorded the first full year of positive earnings since the launch of Sky digital after generating a profit after tax of GBP190 million. With the weighted average number of ordinary shares outstanding during the year (excluding those shares held by the ESOP trust) at 1,915 million, earnings per share before goodwill and exceptional items of 10.5 pence per share was achieved, compared to a loss per share of 2.7 pence for the comparable period.


Cashflow and interest

With EBITDA of GBP469 million, exceptional items of GBP5 million and cash generated from the movement in working capital of GBP191 million, the Group generated GBP664 million of net operating cash inflow. This represents the conversion of 179% of operating profit before goodwill and exceptional items to cash inflow. After taking into account cash outflows principally comprising net cash interest payments of GBP125 million, capital expenditure of GBP98 million and tax paid of GBP18 million, net debt decreased by GBP423 million in the period, from GBP1,528 million to GBP1,105 million. At 30 June 2003, leverage (the ratio of net debt to EBITDA) was 2.4 times, and interest cover (the ratio of EBITDA to net interest payable) was 4.1 times.

Despite the continued growth of the business, Sky generated cash from the movement in working capital this year due to a combination of one-off factors (for example the unwinding of prepayments of certain sports rights) and factors which will continue to apply as the business continues to grow. The latter includes Sky's subscription collection cycle, and the payment in arrears for certain programming costs, such as those incurred in respect of the carriage of third party channels.

Other recurring components of the positive working capital movement include the reversal, over time, of prepayments made for Sky's long-term satellite transponder leases, and the accounting treatment for certain share-based employee remuneration schemes which, under UK GAAP, result in charges to the profit and loss account, despite being non-cash in nature.

Net interest costs of GBP115 million decreased by GBP22 million on the comparable period due to lower levels of indebtedness and lower average interest rates.


CORPORATE

British Sky Broadcasting Group plc ("the Company") had a deficit of GBP1,120 million on its company-only profit and loss reserve at 30 June 2003. In order to improve the presentation of the Company's balance sheet and give the Company greater flexibility in any future distribution policy, the Directors intend to propose a resolution at the Annual General Meeting to eliminate the deficit by reducing the Company's share premium account. In order for this to take effect, the reduction will require the subsequent approval of the High Court.




Appendix 1


Distribution of Sky Channels
                                                                       As at               As at
                                                                    30/06/02            30/06/03

DTH Digital 1,2                                                    6,101,000           6,845,000

Cable - UK                                                         3,486,000           3,266,000
Cable - Ireland                                                      605,000             605,000

Total Sky pay homes                                               10,192,000          10,716,000

DTT - UK 3                                                                 -           1,510,000

Total Sky homes                                                   10,192,000          12,226,000

% of all UK and RoI homes 4                                              39%                 47%

DTH Churn rate for year to date (annualised)                          10.5%5                9.4%




1: Includes DTH subscribers in Ireland (286,000 as at 30 June 2003).

2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).

3: BARB estimates taken from the beginning of the following month.

4: Total UK homes estimated by BARB (latest figures available as at June 2003) and RoI homes estimated by the Nielsen establishment survey (latest figures available as at June 2002), calculated using Total Sky homes.

5: Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.




Consolidated Profit and Loss Account for the year ended 30 June 2003


                                      Notes       Before Goodwill and      2003       Before Goodwill and      2002
                                            goodwill and  exceptional     Total goodwill and  exceptional     Total
                                             exceptional        items      GBPm  exceptional        items      GBPm
                                                   items         GBPm                  items         GBPm
                                                    GBPm    (audited)  (audited)        GBPm    (audited) (audited)
                                               (audited)                           (audited)

Turnover: Group turnover and share of            3,262.5            -   3,262.5      2,915.3            -   2,915.3
joint ventures' turnover
Less: share of joint ventures'                    (76.5)            -    (76.5)      (139.2)            -   (139.2)
turnover
Group turnover                          1        3,186.0            -   3,186.0      2,776.1            -   2,776.1


Operating expenses, net                 2      (2,815.3)      (116.7) (2,932.0)    (2,584.6)      (136.5) (2,721.1)

EBITDA                                 18          468.6          4.8     473.4        272.7       (18.2)     254.5
Depreciation                                      (97.9)            -    (97.9)       (81.1)            -    (81.1)
Amortisation                                           -      (121.5)   (121.5)        (0.1)      (118.3)   (118.4)

Operating profit (loss)                            370.7      (116.7)     254.0        191.5      (136.5)      55.0

Share of operating results of joint     3            3.4            -       3.4       (76.7)            -    (76.7)
ventures
Joint ventures' goodwill                               -            -         -            -    (1,069.9) (1,069.9)
amortisation, net
Profit on sale of fixed asset           4              -            -         -            -          2.3       2.3
investments
Amounts written off fixed asset         4              -       (15.1)    (15.1)            -       (60.0)    (60.0)
investments, net
Release of provision for loss on        4              -            -         -            -         10.0      10.0
disposal of subsidiary
Profit (loss) on ordinary activities               374.1      (131.8)     242.3        114.8    (1,254.1) (1,139.3)
before interest and taxation


Interest receivable and similar         5            3.7            -       3.7         11.1            -      11.1
income
Interest payable and similar charges    5        (118.2)            -   (118.2)      (148.0)            -   (148.0)
Profit (loss) on ordinary activities               259.6      (131.8)     127.8       (22.1)    (1,254.1) (1,276.2)
before taxation


Tax on profit (loss) on ordinary        6         (58.7)        121.2      62.5       (28.6)       (77.8)   (106.4)
activities
Profit (loss) on ordinary activities               200.9       (10.6)     190.3       (50.7)    (1,331.9) (1,382.6)
after taxation


Equity dividends - paid and proposed                                          -                                   -
Retained profit (loss) for the         16                                 190.3                           (1,382.6)
financial year

Basic earnings (loss) per share         7          10.5p       (0.6p)      9.9p       (2.7p)      (70.6p)   (73.3p)
Diluted earnings (loss) per share       7          10.3p       (0.5p)      9.8p       (2.7p)      (70.6p)   (73.3p)



Details of movements on reserves are shown in note 16.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.





Consolidated Profit and Loss Account for the three months ended 30 June 2003


                                            Before Goodwill and Three months       Before Goodwill and Three months
                                      goodwill and  exceptional     ended 30 goodwill and  exceptional     ended 30
                                       exceptional        items         June  exceptional        items         June
                                             items         GBPm         2003        items         GBPm         2002
                                              GBPm  (unaudited)        Total         GBPm  (unaudited)        Total
                                       (unaudited)                      GBPm  (unaudited)                      GBPm
                                                                 (unaudited)                            (unaudited)

Turnover: Group turnover and share of        874.6            -        874.6        768.1            -        768.1
joint ventures' turnover
Less: share of joint ventures'              (19.1)            -       (19.1)       (20.2)            -       (20.2)
turnover
Group turnover                               855.5            -        855.5        747.9            -        747.9

Operating expenses, net                    (738.6)       (24.0)      (762.6)      (685.7)       (25.2)      (710.9)

EBITDA                                       143.2          4.8        148.0         83.1          4.1         87.2
Depreciation                                (26.3)            -       (26.3)       (20.8)            -       (20.8)
Amortisation                                     -       (28.8)       (28.8)        (0.1)       (29.3)       (29.4)

Operating profit (loss)                      116.9       (24.0)         92.9         62.2       (25.2)         37.0

Share of operating results of joint            2.1            -          2.1        (3.2)            -        (3.2)
ventures
Amounts written back to fixed asset              -          3.2          3.2            -            -            -
investments
Profit (loss) on ordinary activities         119.0       (20.8)         98.2         59.0       (25.2)         33.8
before interest and taxation

Interest receivable and similar                0.8            -          0.8          1.0            -          1.0
income
Interest payable and similar charges        (25.1)            -       (25.1)       (32.2)            -       (32.2)
Profit (loss) on ordinary activities          94.7       (20.8)         73.9         27.8       (25.2)          2.6
before taxation

Tax on profit (loss) on ordinary            (37.9)        121.2         83.3       (12.0)         11.1        (0.9)
activities
Profit (loss) on ordinary activities          56.8        100.4        157.2         15.8       (14.1)          1.7
after taxation

Basic earnings (loss) per share               2.9p         5.2p         8.1p         0.8p       (0.7p)         0.1p
Diluted earnings (loss) per share             2.9p         5.2p         8.1p         0.8p       (0.7p)         0.1p





Consolidated Statement of Total Recognised Gains and Losses for the year ended 30 June 2003


                                                                         Notes             2003         2002
                                                                                           GBPm         GBPm
                                                                                      (audited)    (audited)

Profit (loss) for the financial year                                       16             190.3    (1,382.6)
Translation differences on foreign currency net investment                                    -          1.4
Total recognised gains and losses relating to the year                                    190.3    (1,381.2)



The accompanying notes are an integral part of this consolidated statement of total recognised gains and losses.




Consolidated Balance Sheet at 30 June 2003

                                                                          Notes             2003         2002
                                                                                            GBPm         GBPm
                                                                                       (audited)    (audited)

Fixed assets
Intangible assets                                                           8              535.9        657.4
Tangible assets                                                             9              346.2        343.0
Investments                                                                 10             108.9        128.9
                                                                                           991.0      1,129.3

Current assets
Stocks                                                                      11             370.4        414.2
Debtors: Amounts falling due within one year
                   - deferred tax assets                                                    30.8         13.9
                   - other                                                                 363.3        387.0
                                                                            12             394.1        400.9

Debtors: Amounts falling due after more than one year
                   - deferred tax assets                                                   159.0         24.9
                   - other                                                                  63.9        182.1
                                                                            12             222.9        207.0

Cash at bank and in hand                                                                    46.4         50.3
                                                                                         1,033.8      1,072.4

Creditors: Amounts falling due within one year
                   - short-term borrowings                                  13             (0.2)        (1.5)
                   - other creditors                                        13           (955.0)      (903.9)
                                                                                         (955.2)      (905.4)

Net current assets                                                                          78.6        167.0

Total assets less current liabilities                                                    1,069.6      1,296.3

Creditors: Amounts falling due after more than one year
                  - long-term borrowings                                    14         (1,151.6)    (1,576.9)
                  - other creditors                                         14            (20.5)       (16.0)
                                                                                       (1,172.1)    (1,592.9)

Provisions for liabilities and charges                                      15             (3.2)        (4.1)
                                                                                         (105.7)      (300.7)

Capital and reserves - equity
Called-up share capital                                                     16             968.9        946.7
Share premium                                                               16           2,535.5      2,409.8
Shares to be issued                                                         16               2.7        255.8
Merger reserve                                                              16             299.0        266.7
Profit and loss account                                                     16         (3,911.8)    (4,179.7)
                                                                            16           (105.7)      (300.7)



The accompanying notes are an integral part of this consolidated balance sheet.





Consolidated Cash Flow Statement for the year ended 30 June 2003

                                                                          Notes              2003        2002
                                                                                             GBPm        GBPm
                                                                                        (audited)   (audited)
Net cash inflow from operating activities                                  17a              663.6       249.7

Dividends received from joint ventures                                                        4.0           -

Returns on investments and servicing of finance
Interest received and similar income                                                          3.2         8.8
Interest paid and similar charges on external financing                                   (127.3)     (141.0)
Interest element of finance lease payments                                                  (0.5)       (0.6)
Net cash outflow from returns on investments and servicing of finance                     (124.6)     (132.8)

Taxation
UK corporation tax paid                                                                    (17.6)           -
Consortium relief (paid) received                                                           (0.3)        22.5
Net cash (outflow) inflow from taxation                                                    (17.9)        22.5

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                                  (98.4)     (100.8)
Receipts from sales of tangible fixed assets                                                  0.6           -
Receipts from sales of fixed asset investments                                                0.8         0.4
Receipts from sales of intangible fixed assets                                                  -         0.6
Purchase of own shares for Employee Share Ownership Plan ("ESOP")                               -      (26.9)
Net cash outflow from capital expenditure and financial investment                         (97.0)     (126.7)

Acquisitions and disposals
Funding to joint ventures                                                                  (14.6)      (11.6)
Repayments of funding from joint ventures                                                     4.5         4.8
Net cash outflow from acquisitions and disposals                                           (10.1)       (6.8)

Net cash inflow before management of liquid resources and financing                         418.0         5.9

Management of liquid resources
Decrease in short-term deposits                                            17c                0.5        69.5

Financing
Proceeds from issue of Ordinary Shares                                                        4.8        14.3
Payments made on the issue of Ordinary Shares                                               (0.1)       (1.8)
Capital element of finance lease payments                                  17b              (1.6)       (1.7)
Net decrease in total debt                                                 17b            (425.0)     (190.0)
Net cash outflow from financing                                                           (421.9)     (179.2)

Decrease in cash                                                           17c              (3.4)     (103.8)
Decrease in net debt                                                       17c              422.7        18.4



The accompanying notes are an integral part of this consolidated cash flow statement.






1.  Turnover

                                                                                             2003         2002
                                                                                             GBPm         GBPm
                                                                                        (audited)    (audited)

DTH subscribers                                                                           2,341.2      1,929.2
Cable and digital terrestrial television ("DTT") subscribers                                202.2        279.4
Advertising                                                                                 283.6        250.7
Interactive                                                                                 218.3        186.0
Other                                                                                       140.7        130.8
                                                                                          3,186.0      2,776.1


2.  Operating expenses, net

                                        Before  Goodwill and       2003        Before  Goodwill and       2002
                                  goodwill and   exceptional      Total  goodwill and   exceptional      Total
                                   exceptional         items       GBPm   exceptional         items       GBPm
                                         items          GBPm  (audited)         items          GBPm  (audited)
                                          GBPm     (audited)                     GBPm     (audited)
                                     (audited)                              (audited)

Programming (i)                        1,603.9             -    1,603.9       1,439.3             -    1,439.3
Transmission and related                 142.8             -      142.8         146.6         (4.1)      142.5
functions (i)
Marketing                                400.5             -      400.5         416.6             -      416.6
Subscriber management                    324.4             -      324.4         291.1             -      291.1
Administration                           236.1         116.7      352.8         203.2         140.6      343.8
Betting                                  107.6             -      107.6          87.8             -       87.8
                                       2,815.3         116.7    2,932.0       2,584.6         136.5    2,721.1



(i) The amounts shown are net of GBP12.0 million (2002: GBP15.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP25.5 million (2002: GBP23.7 million) in respect of the provision to third party broadcasters of spare transponder capacity.



3.  Share of operating results of joint ventures


                                                                                            2003         2002
                                                                                            GBPm         GBPm
                                                                                       (audited)    (audited)

KirchPayTV GmbH & Co KGaA ("KirchPayTV") operating                                             -       (70.0)
loss
Programming joint ventures operating profit                                                  3.4        (6.7)
(loss), net                                                                                  3.4       (76.7)



This relates to the Group's equity share of the operating results of the Group's joint ventures.


KirchPayTV

By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group had not exercised significant influence since that date. Therefore, the Group believed that, from 8 February 2002, it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV's losses using the gross equity method from that date.

As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of GBP13.5 million was released from the impairment provision made at 31 December 2001, in order to match the Group's share of KirchPayTV's losses for the period from 1 January 2002 to 8 February 2002.



4.  Exceptional items

                                                        Charge   Taxation      2003     Charge   Taxation      2002
                                                      (credit)     charge     Total   (credit)     charge     Total
                                                        before   (credit)               before   (credit)
                                                      taxation                        taxation
                                                          GBPm       GBPm      GBPm       GBPm       GBPm      GBPm
                                                     (audited)  (audited) (audited)  (audited)  (audited) (audited)


(Release of provision) provision against ITV
Digital programming debtors (i) (iv)                     (4.8)        1.4     (3.4)       22.3      (6.7)      15.6
Release of analogue termination provision (v)                -          -         -      (4.1)        1.2     (2.9)
Exceptional operating items                              (4.8)        1.4     (3.4)       18.2      (5.5)      12.7

Joint ventures' goodwill amortisation, net (vi)              -          -         -      971.4          -     971.4
Profit on sale of fixed asset investment (vii)               -          -         -      (2.3)          -     (2.3)
Amounts written off fixed asset investments, net          15.1                 15.1
(ii) (viii)                                                             -                 60.0          -      60.0
Release of provision for loss on disposal of                 -
subsidiary (ix)                                                         -         -     (10.0)          -    (10.0)
(Recognition) write-down of deferred tax asset               -    (122.6)   (122.6)          -       83.3      83.3
(iii) (x)
Total exceptional items                                   10.3    (121.2)   (110.9)    1,037.3       77.8   1,115.1



2003

Exceptional operating items

(i) ITV Digital

The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement made on 30 April 2002 (see note (iv) below). During the year, the Group received GBP4.8m from ITV Digital's administrators and released GBP4.8 million of its exceptional operating provision accordingly.

Other exceptional items

(ii) Amounts written off fixed asset investments, net

At 31 December 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP21.0 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3.2 million, following the agreement to sell its minority investment in July 2003.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP2.9 million, bringing the carrying value of the Group's investment in Open TV to GBP0.3 million. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a loss on disposal of GBP0.1 million.

(iii) Recognition of deferred tax asset

Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there is now sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of GBP122.6 million has been recognised as an exceptional item.

2002

Exceptional operating items

(iv) ITV Digital

At 27 March 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of GBP22.3 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance. (see note (i) above)

(v) Release of analogue termination provision

On 27 September 2001, the Group terminated its analogue operation. From the original exceptional operating provision of GBP41.0 million, taken at 30 June 2000, GBP4.1 million of provision had not been utilised at 30 June 2002, and was therefore released to the profit and loss account as an exceptional credit.

Other exceptional items

(vi) Joint ventures' goodwill amortisation, net

The exceptional item of GBP971.4 million of joint ventures' goodwill amortisation, net, relates to the impairment charge taken against the carrying value of the Group's interest in KirchPayTV of GBP984.9 million at 31 December 2001, net of an amount of GBP13.5 million released from the provision matching the Group's share of losses for the period from 1 January 2002 to 8 February 2002, at which date the Group ceased to gross equity account for KirchPayTV's results.

(vii) Profit on sale of fixed asset investment

On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realising a profit on disposal of GBP2.3 million.

(viii) Amounts written off fixed asset investments

At 31 December 2001, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP60.0 million.



4.  Exceptional items (continued)

(ix) Release of provision for loss on disposal of subsidiary

On 16 October 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary, taken at 30 June 2001,  was written  back,  resulting in a non-cash  exceptional profit of GBP10.0 million. The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Sky Bet (formerly known as Surrey Sports).

(x) Write-down of deferred tax asset

Following the impairment charge made in respect of the Group's investment in KirchPayTV at 31 December 2001 there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of GBP95.6 million was written off in full at 31 December 2001, although by 30 June 2002, GBP12.3 million of this amount had been written back due to the utilisation of tax losses.



5.  Interest

a) Interest receivable and similar income


                                                                                         2003            2002
                                                                                         GBPm            GBPm

Group
Interest receivable on short-term deposits                                                2.6             8.2
Interest receivable on funding to joint ventures                                          0.1             0.3
Other interest receivable and similar income                                              0.5             0.6
                                                                                          3.2             9.1

Joint ventures
Share of joint ventures' interest receivable                                              0.5             2.0

Total interest receivable and similar income                                              3.7            11.1


b) Interest payable and similar charges
                                                                                         2003            2002
                                                                                         GBPm            GBPm
Group
On bank loans, overdrafts and other loans repayable within five years, not by instalments:
- GBP200 million revolving credit facility ("RCF") (previously
GBP300 million RCF)*                                                                     2.5             10.8
- GBP750 million RCF **                                                                 27.0             46.3
- GBP600 million RCF **                                                                  3.7                -
US$650 million of 8.200% Guaranteed Notes, repayable in 2009                            31.1             31.6
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                             7.8              7.8
US$600 million of 6.875% Guaranteed Notes, repayable in 2009                            30.1             30.1
US$300 million of 7.300% Guaranteed Notes, repayable in 2006                            13.8             15.1
Finance lease interest                                                                   1.0              1.0
Other interest payable and similar charges                                               0.9              0.4
                                                                                       117.9            143.1

Joint ventures
Share of joint ventures' interest payable                                                0.3              4.9

Total interest payable and similar charges                                             118.2            148.0



* In March 2003 the Group voluntarily cancelled GBP100 million of its GBP300 million RCF. The maturity date of the resultant GBP200 million RCF is still June 2004 (see note 14).

** In addition, in March 2003 the Group entered into a new GBP600 million RCF. This facility was used to cancel the GBP750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new GBP600 million RCF has a maturity date of March 2008.



6.  Taxation

a) Analysis of charge (credit) in year

                                          Tax charge                           Tax charge
                                         (credit) on                            on profit
                                       profit before  Exceptional                  before  Exceptional
                                         exceptional   tax charge       2003  exceptional   tax charge       2002
                                               items     (credit)      Total        items         (ii)      Total
                                                GBPm         GBPm       GBPm         GBPm         GBPm       GBPm
                                           (audited)    (audited)  (audited)    (audited)    (audited)  (audited)


Current tax                                     85.0          1.4       86.4            -            -          -
Deferred tax:
Origination and reversal of timing            (26.6)      (122.6)    (149.2)         27.3         77.8      105.1
differences
Increase in estimate of recoverable            (1.8)            -      (1.8)            -            -          -
deferred tax asset in respect of prior
years
Total deferred tax (i)                        (28.4)      (122.6)    (151.0)         27.3         77.8      105.1
Share of joint ventures' tax charge              2.1            -        2.1          1.3            -        1.3
                                                58.7      (121.2)     (62.5)         28.6         77.8      106.4



(i) During the year the Group recorded a deferred tax credit of GBP163.3 million relating to deferred tax assets not previously recognised. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not there will be suitable taxable profits against which these assets can be utilised. GBP122.6 million of the deferred tax credit has been treated as an exceptional item.

(ii) An exceptional deferred tax charge of GBP95.6 million was made at 31 December 2001, against which GBP12.3 million has been written back at 30 June 2002 as a result of the utilisation of tax losses. This was offset by a GBP5.5 million tax credit on the provision against ITV Digital debtors and the release of the analogue termination provision, treated as exceptional operating items.


b) Factors affecting the current tax charge for the year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:


                                                                                             2003          2002
                                                                                             GBPm          GBPm

Profit (loss) on ordinary activities before tax                                             127.8     (1,276.2)
Less: Share of joint ventures' (profit) loss before tax                                     (3.6)          79.6
Group profit (loss) on ordinary activities before tax                                       124.2     (1,196.6)
Group profit (loss) on ordinary activities multiplied by standard rate of corporation        37.3       (359.0)
tax in the UK of 30% (2002: 30%)
Effects of:
Write-down of KirchPayTV not deductible for tax purposes                                        -         291.4
Other expenses not deductible for tax purposes (primarily goodwill amortisation)             42.5          77.8
Other timing differences                                                                     11.8          19.2
Utilisation of tax losses                                                                   (7.3)        (30.6)
Consortium relief                                                                             2.1           1.2
Current tax charge for the year                                                              86.4             -





c) Factors that may affect future tax charges

At 30 June 2003, a deferred tax asset of GBP12.5 million (2002: GBP149.6 million) arising from UK losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

Deferred tax assets of GBP63.7 million (2002: GBP63.7 million) have not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV, and GBP450.0 million (2002: GBP450.0 million) have not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV. A deferred tax asset of GBP4.6 million (2002: GBP18.0 million) arising principally on other timing differences has not been recognised on the basis that these timing differences are not more likely than not to reverse.



7.   Earnings (loss) per share


                       Before    Goodwill  Exceptional         2003       Before    Goodwill    Exceptional          2002
                 goodwill and   (audited)        items        After goodwill and   (audited)          items         After
                  exceptional                (audited) goodwill and  exceptional                  (audited)  goodwill and
                        items                           exceptional        items                              exceptional
                    (audited)                                 items    (audited)                                    items
                                                          (audited)                                             (audited)

Profit (loss) on    GBP200.9m (GBP121.5m)   GBP110.9m    GBP190.3m    (GBP50.7m) (GBP216.8m) (GBP1,115.1m)  (GBP1,382.6m)
ordinary
activities after
taxation
Basic earnings          10.5p      (6.4p)        5.8p         9.9p        (2.7p)    (11.5p)       (59.1p)        (73.3p)
(loss) per share
Diluted earnings        10.3p      (6.2p)        5.7p         9.8p        (2.7p)    (11.5p)       (59.1p)        (73.3p)
(loss) per share



Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year of 1,921.2 million (2002: 1,891.2 million), less the weighted average number of shares held in the Group's ESOP trust of 6.2 million (2002: 3.8 million).

Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the year of 1,921.2 million (2002: 1,891.2 million), less the weighted average number of shares held in the Group's ESOP trust of 6.2 million (2002: 3.8 million), plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding of 27.2 million (2002: nil).

Earnings (loss) per share is shown calculated by reference to losses both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.



8.  Intangible fixed assets


The movement in the year was as follows:

                                                          Goodwill (i), (ii)   Other intangible         Total
                                                                        GBPm       fixed assets          GBPm
                                                                   (audited)               GBPm     (audited)
                                                                                      (audited)

Net book value at 1 July 2002                                          657.2                0.2         657.4
Charge                                                               (116.3)                  -       (116.3)
Impairment losses (ii)                                                 (5.2)                  -         (5.2)
Net book value at 30 June 2003                                         535.7                0.2         535.9



(i) Goodwill of GBP272.4 million, GBP542.1 million and GBP5.2 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BIB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. Since the time of these reviews the performance of these operations has been broadly in line with the forecasts in the business plans used for these reviews, and no indications of impairment have arisen.

(ii) At 31 December 2002, the Group made a provision of GBP5.2 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited ("Opta") (a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision was made as a result of the Group's announcement in December 2002 that it would close Opta. The Group is currently in negotiations to sell or license some or all of Opta's assets to a third party.



9.  Tangible fixed assets


The movement in the year was as follows:


                                   Freehold land          Short        Equipment,      Assets in        Total
                                   and buildings      leasehold          fixtures      course of         GBPm
                                            GBPm   improvements      and fittings   construction    (audited)
                                       (audited)           GBPm              GBPm           GBPm
                                                      (audited)         (audited)      (audited)

Net book value at 1 July 2002               31.9           40.0             241.2           29.9        343.0
Additions                                    0.4            3.2              73.0           24.8        101.4
Disposals                                      -              -             (0.3)              -        (0.3)
Transfers                                      -              -              25.8         (25.8)            -
Depreciation                               (2.3)          (4.0)            (91.6)              -       (97.9)
Net book value at 30 June 2003              30.0           39.2             248.1           28.9        346.2



10. Fixed asset investments


                                                                                            2003         2002
                                                                                            GBPm         GBPm
                                                                                       (audited)    (audited)

Investments in joint ventures                                                               30.4         21.8
Investment in own shares                                                                    34.6         42.2
Other investments                                                                           43.9         64.9
Total fixed asset investments                                                              108.9        128.9





11. Stocks


                                                                                            2003         2002
                                                                                            GBPm         GBPm
                                                                                       (audited)    (audited)

Television programme rights                                                                337.2        367.3
Set-top boxes and related equipment                                                         29.0         42.2
Raw materials and consumables                                                                1.6          4.4
Goods held for resale                                                                        2.6          0.3
                                                                                           370.4        414.2



At least 79% (2002: 77%) of the existing television programme rights at 30 June 2003 will be amortised within one year.





12. Debtors


                                                                                             2003         2002
                                                                                             GBPm         GBPm
                                                                                        (audited)    (audited)

Debtors: Amounts falling due within one year
Trade debtors                                                                               170.9        177.5
Amounts owed by joint ventures                                                               16.0         15.2
Amounts owed by other related parties                                                         0.4          1.0
Other debtors                                                                                 6.4          8.5
Prepaid programme rights                                                                     53.8         80.5
Prepaid transponder rentals                                                                  16.9         15.5
Advance Corporation Tax                                                                      39.7         18.2
Deferred tax assets                                                                          30.8         13.9
Prepaid media agency rights                                                                   2.6          3.7
Other prepayments and accrued income                                                         56.6         66.9
                                                                                            394.1        400.9

Debtors: Amounts falling due after more than one year
Prepaid programme rights                                                                      2.7         38.6
Prepaid transponder rentals                                                                  48.7         55.6
Advance Corporation Tax                                                                         -         67.1
Deferred tax assets                                                                         159.0         24.9
Prepaid media agency rights                                                                   5.5         12.8
Other prepayments and accrued income                                                          7.0          8.0
                                                                                            222.9        207.0





13. Creditors: Amounts falling due within one year


                                                                                            2003         2002
                                                                                            GBPm         GBPm
                                                                                       (audited)    (audited)

Short-term borrowings
GBP200 million RCF (see note 14)                                                               -            -
Obligations under finance leases                                                             0.2          1.5
                                                                                             0.2          1.5

Other
Trade creditors                                                                            323.4        311.1
Amounts due to joint ventures                                                                0.8            -
Amounts due to related parties                                                              24.6         20.4
UK corporation tax                                                                          27.6          4.7
VAT                                                                                         61.7         86.2
Social security and PAYE                                                                     0.4          7.0
Other creditors                                                                             43.5         42.0
Accruals and deferred income                                                               473.0        432.5
                                                                                           955.0        903.9
                                                                                           955.2        905.4



Included within trade creditors are GBP226.2 million (2002: GBP243.6 million) of US dollar-denominated programme creditors. At least 90% (2002: 90%) of these were covered by forward rate currency contracts.




14. Creditors: Amounts falling due after more than one year


                                                                                              2003          2002
                                                                                              GBPm          GBPm
                                                                                         (audited)     (audited)

Long-term borrowings
GBP750 million RCF                                                                               -         500.0
GBP600 million RCF                                                                            75.0             -
US$650 million of 8.200% Guaranteed Notes, repayable in 2009                                 412.5         412.5
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                                 100.0         100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009                                 367.2         367.2
US$300 million of 7.300% Guaranteed Notes, repayable in 2006                                 189.2         189.2
Obligations under finance leases                                                               7.5           7.8
Other borrowings                                                                               0.2           0.2
                                                                                           1,151.6       1,576.9

Other
Accruals and deferred income                                                                  20.5          16.0
                                                                                           1,172.1       1,592.9



In March 2003 the Group entered into a new GBP600 million RCF. This facility was used to cancel the GBP750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new GBP600 million RCF has a maturity date of March 2008 and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate ("LIBOR"), dependent on the Group's Net debt:EBITDA leverage ratio (as defined in the loan agreement). Until June 2004, the margin is fixed at 1.125% and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

Also in March 2003, the Group voluntarily cancelled GBP100 million of the GBP300 million March 2001 RCF. The maturity date of the resultant GBP200m RCF is still June 2004 and should it be drawn upon, accrues interest at a rate (presently 1.250%) above LIBOR dependent on the Group's credit rating. This facility reduction, together with the replacement of the Group's GBP750 million RCF as described above, reduced the Group's aggregate available facilities from GBP1,050 million to GBP800 million. In June 2004, when the GBP200 million RCF matures, the aggregate facilities available to the Group will be reduced to GBP600 million. These reductions in committed bank facilities are consistent with the Group's anticipated liquidity requirements.




15. Provisions for liabilities and charges


                                                               Sky Interactive      Sky In-Home           Total
                                                                reorganisation  Service Limited       (audited)
                                                                     provision   reorganisation           GBPm
                                                                     (audited)        provision
                                                                          GBPm        (audited)
                                                                                           GBPm

At 1 July 2002                                                             3.9              0.2             4.1
Utilised in the year                                                     (0.8)            (0.1)           (0.9)
At 30 June 2003                                                            3.1              0.1             3.2





16.     Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.


                                                Share      Share  Shares to     Merger     Profit    Total equity
                                              capital    premium  be issued    reserve   and loss   shareholders'
                                                 GBPm       GBPm       GBPm       GBPm    account         deficit
                                            (audited)  (audited)  (audited)  (audited)       GBPm            GBPm
                                                                                        (audited)       (audited)

At 1 July 2002                                  946.7    2,409.8      255.8      266.7  (4,179.7)         (300.7)
Issue of share capital                           22.2      125.8    (253.1)      111.5      (1.6)             4.8
Share issue costs                                   -      (0.1)          -          - -                    (0.1)
Profit for the financial year                       -          -          -          -      190.3           190.3
Transfer from merger reserve                        -          -          -     (79.2)       79.2               -
At 30 June 2003                                 968.9    2,535.5        2.7      299.0  (3,911.8)         (105.7)




During the year the Company issued shares with a market value of GBP6.4 million (2002: GBP35.2 million) in respect of the exercise of options awarded under various share option schemes, with GBP4.8 million (2002: GBP14.3 million) received from employees.

On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. Additional Group merger reserve of GBP111.5 million was created in relation to
20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.





17. Notes to consolidated cash flow statement

a)  Reconciliation of operating profit to operating cash flows


                                                 Before Goodwill and      2003       Before Goodwill and      2002
                                           goodwill and  exceptional     Total goodwill and  exceptional     Total
                                            exceptional        items      GBPm  exceptional        items      GBPm
                                                  items         GBPm (audited)        items         GBPm (audited)
                                                   GBPm    (audited)                   GBPm    (audited)
                                              (audited)                           (audited)

Operating profit (loss)                           370.7      (116.7)     254.0        191.5      (136.5)      55.0
Depreciation                                       97.9            -      97.9         81.1            -      81.1
Amortisation of goodwill and other                    -        121.5     121.5          0.1        118.3     118.4
intangible fixed assets
Profit on sale of fixed assets                    (0.3)            -     (0.3)            -            -         -
Decrease in stock                                  43.8            -      43.8          9.9            -       9.9
Decrease in debtors                                88.0            -      88.0         77.9         22.3     100.2
Increase (decrease) in creditors                   59.6            -      59.6       (80.5)            -    (80.5)
Provision utilised, net                           (0.9)            -     (0.9)        (0.3)       (34.1)    (34.4)
Net cash inflow (outflow) from operating          658.8          4.8     663.6        279.7       (30.0)     249.7
activities






17. Notes to consolidated cash flow statement (continued)


b) Analysis of changes in net debt

                                                                           At 1 July   Cash flow  At 30 June
                                                                                2002        GBPm        2003
                                                                                GBPm   (audited)        GBPm
                                                                           (audited)               (audited)


Overnight deposits                                                              38.7       (6.0)        32.7
Other cash                                                                      11.1         2.6        13.7
                                                                                49.8       (3.4)        46.4

Short-term deposits                                                              0.5       (0.5)           -
Cash at bank and in hand                                                        50.3       (3.9)        46.4

Debt due after more than one year                                          (1,569.1)       425.0   (1,144.1)
Finance leases                                                                 (9.3)         1.6       (7.7)
Total debt                                                                 (1,578.4)       426.6   (1,151.8)

Total net debt                                                             (1,528.1)       422.7   (1,105.4)





c) Reconciliation of net cash flow to movement in net debt


                                                                                 Notes         2003       2002
                                                                                               GBPm       GBPm
                                                                                          (audited)  (audited)

Decrease in cash                                                                              (3.4)    (103.8)
Decrease in short-term deposits                                                               (0.5)     (69.5)
Cash outflow resulting from decrease in debt and lease financing                              426.6      191.7
Decrease in net debt                                                                          422.7       18.4

Net debt at beginning of year                                                             (1,528.1)  (1,546.5)
Net debt at end of year                                                           17b     (1,105.4)  (1,528.1)





d) Major non-cash transactions



2003

Issue of shares - deferred consideration for BiB

On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.



2002

Impairment of investment in KirchPayTV

Effective 31 December 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 4). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of GBP971.4 million.



18. EBITDA

EBITDA (Earnings before interest, taxation, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation of goodwill and intangible fixed assets.



19. Regulatory update

Office of Fair Trading ("OFT")

On 5 December 2000 the UK Office of Fair Trading, or the OFT, announced that it was to conduct an inquiry into the affairs of British Sky Broadcasting Limited ("BSkyB Limited"), under the UK Competition Act 1998 ("Competition Act"), in particular the wholesale supply by BSkyB Limited of certain of its channels to third party distributors in the UK.(1) BSkyB Limited maintained that it had not infringed the Competition Act and, on 17 December 2002, following submission by BSkyB Limited of written and oral representations, the OFT announced that BSkyB Limited had not been found in breach of competition law in respect of its investigation. Such findings by the OFT may be appealed by third parties who have a "sufficient interest" in accordance with the provisions of the Competition Act.



EC Investigation - FAPL

The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Union, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited, or the FAPL ("FAPL"). On 21 June 2002, BSkyB Limited and the FAPL notified the BSkyB Limited's current agreements for FAPL rights to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the EC Commission. On 20 December 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL's joint selling of broadcast rights to Premier League football. On 30 July 2003, the Group received a request for information from the EC Commission concerning the current bidding process being undertaken by the FAPL. The Group is currently unable to assess whether this EC investigation will have a material effect on the Group.



EC Investigation - Movie Contracts

The EC Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group has co-operated with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.



20. Post balance sheet events

On 22 July 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Chelsea Village plc for consideration in cash of GBP5.9 million.

On 8 August 2003, it was announced that the Group has successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. The total cost of the new agreement for the four UK live packages is GBP1,024 million over three years.




--------------------------


(1) Where an undertaking has intentionally or negligently infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to recover damages where they have suffered loss as a result of conduct in breach of the Competition Act.

--------------------------


This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2003 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2003, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report, which did not contain a statement under section 237
(2) or (3) of the Companies Act 1985, on 11 August 2003. The preliminary announcement was approved by the Board of Directors on 11 August 2003.



The financial information for the three months ended 30 June 2003 and 30 June 2002 is unaudited.



The financial information for the year ended 30 June 2002 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2002, which have been filed with the registrar of Companies, on which the auditors gave an unqualified report, which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 August 2003                 By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary